EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2014, 2013, 2012, 2011 and 2010
(in thousands of dollars except for ratios)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$1,306,043	$1,251,319	$1,015,579	$962,845	$808,864
Add (Deduct):
Interest on indebtedness	87,598	91,514	98,509	94,780	97,704
Portion of rents representative of the interest factor (1)	10,945	7,821	8,139	7,734	7,472
Amortization of debt expense	1,118	1,115	1,245	1,149	1,139
Amortization of capitalized interest	2,352	2,272	1,660	1,835	1,478
Adjustment to exclude minority interest and income or loss from equity investees	129	(2,324)	(12,950)	(5,817)	(8,183)

Earnings as adjusted	$1,408,185	$1,351,717	$1,112,182	$1,062,526	$908,474

Fixed Charges:
Interest on indebtedness	$87,598	$91,514	$98,509	$94,780	$97,704
Portion of rents representative of the interest factor (1)	10,945	7,821	8,139	7,734	7,472
Amortization of debt expense	1,118	1,115	1,245	1,149	1,139
Capitalized interest	6,179	1,744	5,778	7,814	2,116

Total fixed charges	$105,840	$102,194	$113,671	$111,477	$108,431

Ratio of earnings to fixed charges	13.30	13.23	9.78	9.53	8.38

NOTES:

(1)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.